Exhibit 99.1

Santech Holdings Announces US$5 Million Share Repurchase Program

SHANGHAI, August 26, 2024 (GLOBE NEWSWIRE) -- Santech Holdings Limited (“Santech”, or the “Company”) (NASDAQ: STEC), a consumer-focused technology company in China, today announced that the Company's board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$5 million worth of its outstanding American Depositary Shares (“ADSs”), each representing two ordinary shares, over the next 12 months starting from August 26, 2024.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company may implement the share repurchases in accordance with the requirements under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com